SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: June 10, 2008

                                 LANOPTICS LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel

                                   ----------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  JULY 10, 2008

TO THE SHAREHOLDERS OF LANOPTICS LTD.:

     We cordially invite you to attend the Annual General Meeting of Shareholders of LanOptics Ltd. to be held on Thursday, July 10, 2008 at 11:00 A.M. (Israel time), at LanOptics' principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

     The following matters are on the agenda for the meeting:

     (1) the reelection of four directors - the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

     (2) the reelection of our outside director, David Schlachet - the term of office of Mr. Schlachet will expire in September 2008, and we are proposing to reelect Mr. Schlachet for an additional three-year term;

     (3) the approval of an amendment to our Articles of Association to change the company's name from LanOptics Ltd. to EZchip Semiconductors Ltd.;

     (4) the approval of changes to the compensation terms of Eli Fruchter, the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

     (5)  the approval of the grant of options to our directors; and

     (6) the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2008; when this proposal is raised, you will also be invited to discuss our 2007 consolidated financial statements.

RECORD DATE

     Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on June 9, 2008 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

     According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date. Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

     All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association. Shareholders may send us standpoint notices no later than June 19, 2008.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve proposals Nos. 1, 2, 4, 5 and 6. In addition, a special majority vote will be required for approval of proposal No. 2. In order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must EITHER include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, OR the total shares of non-controlling shareholders voted against proposal No. 2 must not represent more than one percent of our outstanding Ordinary Shares. The affirmative vote of the holders of at least 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 3.

REVIEW OF DOCUMENTS

     Enclosed are the proxy statement and a proxy card for the meeting. Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting. A copy of the proxy statement will also be available at the following websites:
http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the distribution sites).

     Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

                                          By Order of the Board of Directors,

                                          BENNY HANIGAL
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

                                 LANOPTICS LTD.

                                 PROXY STATEMENT

                                   ----------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  JULY 10, 2008

     We invite you to attend LanOptics Ltd.'s Annual General Meeting of Shareholders. The meeting will be held on Thursday, July 10, 2008 at 11:00 A.M. (Israel time), at LanOptics' principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel.

     We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of LanOptics. Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

AGENDA ITEMS

     The following matters are on the agenda for the meeting:

     (1) the reelection of four directors - the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

     (2) the reelection of our outside director, David Schlachet - the term of office of Mr. Schlachet will expire in September 2008, and we are proposing to reelect Mr. Schlachet for an additional three-year term;

     (3) the approval of an amendment to our Articles of Association to change the company's name from LanOptics Ltd. to EZchip Semiconductors Ltd.;

     (4) the approval of changes to the compensation terms of Eli Fruchter, the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

     (5)  the approval of the grant of options to our directors; and

     (6) the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2008; when this proposal is raised, you will also be invited to discuss our 2007 consolidated financial statements.

HOW YOU CAN VOTE

     You can vote your shares by attending the meeting or by completing and signing a proxy card. Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by July 9, 2008 at 6:59 A.M. (Israel time).

WHO CAN VOTE

     You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 9, 2008. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 9, 2008, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about June 11, 2008, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUORUM AND REQUIRED VOTE

     On June 9, 2008, we had outstanding 23,324,086 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS UNDER ITEMS 1 THROUGH 6 BELOW.

                     BENEFICIAL OWNERSHIP OF ORDINARY SHARES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows information as of June 9, 2008 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors who owns more than 1% of our outstanding Ordinary Shares and (iii) our executive officers and directors as a group. The information in the table below is based on 23,324,086 Ordinary Shares outstanding as of June 9, 2008.

                                       NUMBER OF ORDINARY
                                       SHARES BENEFICIALLY      PERCENTAGE OF
                NAME                        OWNED (1)          ORDINARY SHARES
------------------------------------  ---------------------   ------------------

JK&B Capital (2)                               2,589,611             11.1%
The Goldman Sachs Group, Inc. (3)              2,422,230             10.4%
Eli Fruchter (4)                                 616,957              2.6%
All directors and executive officers
    as a group (8 persons)(5)                    666,957              2.9%

     (1) The number of ordinary shares beneficially owned includes the shares issuable pursuant to options and restricted share units that are exercisable within 60 days of the date of this table. Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

     (2) Based on Schedule 13G filed with the Securities and Exchange Commission on January 8, 2008 and other information available to the company. The aggregate number of shares includes 2,563,715 ordinary shares beneficially held by JK&B Shalom II, LLC and 25,896 ordinary shares beneficially held by JK&B Capital III, Civil Law Partnership. JK&B Shalom II, LLC is a Delaware Limited Liability Company. JK&B Capital, LLC is the manager of JK&B Shalom II, LLC, and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. JK&B Capital III, Civil Law Partnership, is a German civil law partnership. JK&B Capital, LLC is the managing partner of JK&B Capital III, Civil Law Partnership and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. The address for each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4500, Chicago, Illinois 60601. Each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

     (3) Based on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2008 and other information available to the company. The aggregate number of shares includes 248,830 ordinary shares beneficially held by The Goldman Sachs Group, Inc., 124,415 ordinary shares beneficially held by GS EZC Employee Holdings, L.L.C., 2,015,364 ordinary shares beneficially held by GS PEP Tech EZC Holdings, L.L.C., and 33,621 ordinary shares beneficially held by GS PEP 1999 Direct EZC Holdings, L.L.C. The Goldman Sachs Group, Inc. is a reporting company under the Securities Exchange Act of 1934. The managing member of each of GS EZC Employee Holdings, L.L.C, GS PEP Tech EZC Holdings, L.L.C. and GS PEP 1999 Direct EZC Holdings, L.L.C. (collectively, the "GS Funds") are wholly owned subsidiaries of The Goldman Sachs Group, Inc. and as such, The Goldman Sachs Group, Inc. has voting and investment control over the shares held by the GS Funds. The 248,830 ordinary shares shown above as held by The Goldman Sachs Group, Inc. do not include the shares held by the GS Funds. The Goldman Sachs Group Inc. disclaims beneficial ownership of the shares held by the GS Funds, except to the extent of their pecuniary interest in such shares. The address for each of the GS Funds is 85 Broad Street, New York, New York 10004.

     (4) Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The address for Mr. Fruchter is c/o LanOptics Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

     (5) As of June 9, 2008 all directors and executive officers as a group (eight persons) held options to purchase an aggregate of 41,000 ordinary shares and 9,000 RSUs exercisable within 60 days of the date of the table into at a weighted average exercise price of $11.6. The options and RSUs expire between January 2012 and October 2013.

      ITEM 1 - PROPOSAL TO REELECT DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

     In accordance with our Articles of Association, our Board of Directors will consist of not less than three nor more than fourteen directors, as may be fixed from time to time by our shareholders. Our shareholders last fixed the maximum number of directors at ten.

     Our Board of Directors currently consists of six directors. Two of these directors, Shai Saul and David Schlachet, are our "outside directors" within the meaning of Israel's Companies Law, as described in Item 2 below. You are being asked to reelect all of our current directors who are not outside directors - Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.

NOMINEES FOR DIRECTOR

     As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors. Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our Articles of Association do not provide otherwise. Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

     Accordingly, our Board of Directors recommends that the following four nominees be elected to our Board of Directors at the meeting. If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders. Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

     BENNY HANIGAL has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip since December 2006. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal also serves as a director of Alvarion Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute of Technology.

     ELI FRUCHTER serves as the President and Chief Executive Officer of EZchip, a position that he has held since EZchip's inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

     PROF. RAN GILADI has served as a director of our company since December 2001. Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006. Prof. Giladi co-founded InfoCyclone Inc., which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

     KAREN SARID has served as a director of our company since December 2001. Ms. Sarid has served as the General Manager of Galil Medical Israel since 2007. Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior thereto and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd. From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd., Gilat Satellite Networks Ltd. and Endymion Medical Ltd. Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, that the election of the following four persons to the Board of Directors of LanOptics Ltd. until the 2009 annual meeting of shareholders of LanOptics Ltd. be, and hereby is, approved: Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

                ITEM 2 - PROPOSAL TO REELECT AN OUTSIDE DIRECTOR

     In accordance with Israel's Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on our Audit Committee, and at least one outside director must serve on each committee of our Board of Directors.

     As noted above, Shai Saul and David Schlachet are our outside directors under Israel's Companies Law. The current term of office of David Schlachet expires in September 2008 and he is standing for reelection at this meeting. The term of office of Shai Saul expires in December 2009, and he is not required to stand for reelection at the meeting.

     Biographical information concerning our outside directors, including Shai Saul who is not standing for reelection at the meeting, is set forth below.

     DAVID SCHLACHET has served as director of our company since September 2005. Mr. Schlachet has served as chief executive officer of Syneron Medical Ltd. from November 2005 until May 2006, after having served as chief financial officer of Syneron Medical Ltd. from July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and member of the audit committee of Syneron Medical Ltd, a Nasdaq-listed company, and as a director of Adgar Investment and Development Ltd. and Mazor Surgical Technologies Ltd., both listed on the Tel Aviv Stock Exchange, and as a director of a few high-tech VC-held private companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

     SHAI SAUL has served as a director of our company since December 2006. Mr. Saul has served as the General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, since 1999. During 2001, he acted as CEO of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994, Mr. Saul served as CEO of Ganot Ltd., a cleantech company. Mr. Saul also serves as Chairman of the board of directors of CopperGate Communications and as a director of Allot Communications Ltd. (NASDAQ - ALLT). Previous board positions include Native Networks (acquired by Alcatel) and Teleknowledge (acquired by MTS). Mr. Saul holds an LL.B. degree from Tel Aviv University.

NOMINEE FOR OUTSIDE DIRECTOR

     Our Board of Directors recommends that David Schlachet be reelected as an outside director at the meeting for an additional three-year term. Our Board of Directors has found that David Schlachet has all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ, and that Mr. Schlachet has "accounting and financial expertise", as such term is defined by regulations promulgated under Israel's Companies Law. Furthermore, Mr. Schlachet has certified to the company that he meets all other requirements in connection with the election of an outside director under Israel's Companies Law.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, that the reelection of David Schlachet to the Board of Directors of LanOptics Ltd. to serve as an Outside Director for an additional three-year term until September 2011 be, and it hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to reelect Mr. Schlachet as our outside director. In addition, the shareholders' approval must EITHER include at least one-third of the ordinary shares voted by shareholders who are not controlling shareholders, OR the total ordinary shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding ordinary shares. Under Israel's Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

      ITEM 3 - PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO CHANGE OUR COMPANY'S NAME FROM LANOPTICS LTD. TO EZCHIP SEMICONDUCTORS LTD.

     In January 2008, we completed the last major step in our long-term plan to acquire 100% ownership of our subsidiary, EZchip Technologies Ltd. As a result, we currently own approximately 99% of the outstanding shares of EZchip and approximately 89% of EZchip on a fully diluted basis, taking into account EZchip options and shares held by current and former employees.

     Following the unifying of the shareholdings in the two companies, our Board of Directors believes it is desirable to also rationalize our corporate structure by unifying the brand names of the two companies. As substantially all of our operations are conducted through EZchip and the EZchip brand name is more greatly recognized than the LanOptics name, our Board of Directors believes the company will greatly benefit from changing the company name to EZchip Semiconductors Ltd., and from unifying the two brand names under the EZchip brand name.

     Accordingly, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to our Articles of Association to change the name of the company from LanOptics Ltd. to EZchip Semiconductors Ltd.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, to change the name of the company from LanOptics Ltd. to EZchip Semiconductors Ltd., and to amend the Articles of Association of LanOptics Ltd. to reflect the name change."

     The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

     ITEM 4 - PROPOSAL TO CHANGE THE COMPENSATION TERMS OF ELI FRUCHTER, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF OUR SUBSIDIARY, EZCHIP TECHNOLOGIES
                         LTD., WHO IS ALSO OUR DIRECTOR

     Under Israel's Companies Law, the compensation of our directors, whether as directors, officers or consultants, require shareholder approval. Eli Fruchter is both the director and Principal Executive Officer of LanOptics Ltd. and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd. Therefore, subject to his election as our director, as discussed in Item 1, his compensation is subject to this shareholder approval requirement.

     Our Audit Committee and Board of Directors have approved, subject to the approval of the shareholders, changes to the compensation terms of Mr. Furchter for his service as the President and Chief Executive Officer of EZchip, effective as of January 1, 2008.

     The shareholders are being asked to approve the changes to Mr. Furchter's compensation terms, in the amounts to be presented at the meeting, as approved by our Audit Committee and Board of Directors. This approval will continue in effect for subsequent years as long as such compensation is not increased.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, to approve changes to the compensation terms of Eli Fruchter, the President and Chief Executive Officer of EZchip Technologies Ltd., in the amounts presented at the 2008 Annual General Meeting of Shareholders of LanOptics Ltd., effective as of January 1, 2008."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

               ITEM 5 - PROPOSAL TO GRANT OPTIONS TO OUR DIRECTORS

     We have historically only paid our Chairman and outside directors cash compensation for their services, and such payments were in amounts that we believe are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ. Instead, we have relied on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the company's business. In 2006, we approved a one-time grant of options and restricted share units to our non-employee directors at the time. We did not make in 2006 any grants of options or restricted share units to our director, Eli Fruchter, who was also a company executive, or to Benny Hanigal, who was not a member of our board of directors in 2006. We have not made any new grants to our directors since that time. We now wish to compensate these directors for their service.

     As described in Item 4 above, Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options.


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


     Our Audit Committee and Board of Directors have approved the grant to our directors of options to purchase Ordinary Shares, as set forth below, at an exercise price equal to 100% of the closing price of our Ordinary Shares on the NASDAQ Global Market on the date of the meeting.

     The options will be granted pursuant to the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, with 25% of the options granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the options vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant.

     Pursuant to regulations promulgated under Israel's Companies Law, generally the terms of compensation of an outside director may not be changed during his or her term, except when a new outside director is elected and only if such revised terms are for the benefit of the continuing outside director. Accordingly, the following resolution, with respect to Shai Saul, our continuing outside director, is subject to the election of David Schlachet (see Item 2 above) or another new outside director.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, that the grant to each director of LanOptics Ltd. of options to purchase Ordinary Shares pursuant to the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, in the following amounts, at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the date of the meeting, with 25% of the options granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the options vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant, and upon the terms approved by the Audit Committee and Board of Directors of LanOptics Ltd. be, and it hereby is, approved:

          NAME OF DIRECTOR          NO. OF OPTIONS

          Benny Hanigal                 48,000

          Eli Fruchter                 200,000

          Prof. Ran Giladi              15,000

          Karen Sarid                   15,000

          Shai Saul                      6,000

          David Schlachet               15,000

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.


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


   ITEM 6 - PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT AND COMPENSATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF OUR
                     2007 CONSOLIDATED FINANCIAL STATEMENTS

     Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2008. At the meeting, shareholders will be asked to ratify and approve the appointment.

     At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

     Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2007 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2007, including our 2007 consolidated financial statements, is available on our website at www.lanoptics.com. To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 20692, Israel; tel: +972-4-959-6666.

     We therefore propose that the following resolution be adopted:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as LanOptics Ltd.'s independent registered public accountants for the fiscal year ending December 31, 2008 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

                                          By Order of the Board of Directors,

                                          BENNY HANIGAL
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: June 9, 2008


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